Exhibit 2

For Immediate Release	25 June 2015

WPP PLC (“WPP”)

WPP acquires majority stake in SET Creative in the US to enhance the Group’s

Branding & Identity offer

WPP announces that it has acquired a majority stake in SET Management, LLC (“SET Creative”), growing its Branding & Identity group. US-based SET engages consumers with brands through physical experiences in retail stores, pop-up stores, trade shows and live events. SET Creative continues that engagement digitally via apps, content creation and social media.

SET Creative’s revenues for the year ended 31 December 2014 were approximately US$38 million with gross assets of approximately US$18 million at the same date. Clients include Arc’teryx, BMW, Google Glass, Jordan, Nike, Red Bull and Uniqlo. Founded in 2009, SET Creative is headquartered in Portland, Oregon, with offices in New York and Los Angeles. The agency recently acquired a UK operation, called Flourish, to be renamed SET Live, concentrating on live events, exhibitions and environments. In total, SET Creative employs around 120 people.

SET’s management, led by founder Sabina Teshler, will remain in place, reporting in to Simon Bolton, co-leader of WPP’s branding & identity division (B to D group), who will oversee SET as part of a newly-formed collective focusing on all elements of brand experience.

Bolton commented: “SET creates world class physical and digital brand experiences, making it an ideal partner to Brand Union and FITCH. The three agencies provide a complementary set of services, from brand strategy, to retail, design and events, collectively creating a roadmap for agile omni-channel brands.”

SET Creative will become part of WPP’s B to D Group. Other companies in the B to D Group are Addison Group, Brand Union, FITCH, Lambie-Nairn, Landor, Peclers-Paris, The Partners and VBAT. The B to D Group is part of WPP’s Branding & Identity, Healthcare and Specialist Communications division (which includes Direct and Digital). Collectively (including associates) the companies in the Branding, Identity, Healthcare and Specialist Communications division generate revenues of over US$6 billion and employ more than 69,000 people.

This investment continues WPP’s strategy of investing in fast-growing and important markets such as the US. In North America, WPP companies (including associates) collectively generate revenues of almost US$7 billion and employ around 27,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 20 7408 2204
Kevin McCormack, WPP	+1(212) 632 2239